EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cache, Inc.:

We consent to the use of our report dated March 15, 2005, with respect to the consolidated balance sheet of Cache, Inc. as of January 1, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows, for each of the years in the two-year period ended January 1, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 15, 2005 on the consolidated balance sheet of Cache, Inc. as of January 1, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows, for each of the years in the two-year period ended January 1, 2005 contains an explanatory paragraph that states that the consolidated statement of cash flows for the year ended December 27, 2003 has been restated.

/s/ KPMG LLP

New York, New York
November 7, 2006